Volt Information Sciences, Inc.
                        560 Lexington Avenue, 15th Floor
                            New York, New York 10020


                                  May 19, 2005




United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attention:  Michele Anderson

        Re:      Volt Information Sciences, Inc.
                 Form 10-Q for the Quarter Ended January 30, 2005
                 Filed March 11, 2005

Dear Sirs:

         Reference is made to the Staff's letter dated May 5, 2005 (the "Letter") addressed to Volt Information Sciences with respect to the captioned filing. This letter will confirm that, in accordance with today's telephone conversation between our attorney, Michael J. Shef of Troutman Sanders LLP, and Derek Swanson of the Staff, the due date for the filing by us of a response to the Letter has been extended to June 2, 2005.


                                           Very truly yours,

                                           /s/ James J. Groberg

                                           James J. Groberg
                                           Senior Vice President
                                             and Chief Financial Officer